Replacement of Representative Juristic-Person Director

Date of events: 2013/01/23

Contents:

1. Date of occurrence of the change: 2013/01/23

2. Name of juristic-person director/ supervisor: Ministry of Transportation and Communications

3. Name and resume of the replaced person: Wen-Tsan Lin, former Director of Department of Personnel, Ministry of Transportation and Communications.

4. Name and resume of the replacement: Jeng-Fang Jong, Director of Department of Personnel, Ministry of Transportation and Communications.

5. Reason for the change: In accordance with the provisions set forth in Item 3, Article 27 of Company Act.

6. Original term (from __________ to __________):2010/06/18 ~ 2013/06/17

7. Effective date of the new appointment:2013/01/23

8. Any other matters that need to be specified: None